

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2015

Via E-mail
Mr. Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
New York, NY 10036

      Re: **Chimera Investment Corporation**
              Form 10-K
              Filed March 2, 2015
              File No. 00133796

Dear Mr. Colligan:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jaime G. John

                                    Jaime G. John
                                    Branch Chief